

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Via E-mail
Craig McCannell
Chief Financial Officer
Yappn Corp.
1001 Avenue of the Americas, 11th Floor
New York, NY 10018

>   **Re: Yappn Corp.**
>   **Form 10-K for the Fiscal Year Ended May 31, 2013**
>   **Filed September 13, 2013**
>   **File No. 000-55082**

Dear Mr. McCannell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2013

Item 9A. Controls and Procedures, page 21

1. Please explain or revise to include the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of May 31, 2013 as required by Item 307 of Regulation S-K.

Item 15. Exhibits, Consolidated Financial Statements Schedules

Report of Independent Registered Public Accounting Firm, page F-2

2. We note your current auditor, MNP LLP, makes reference to the prior auditor as having audited the period from November 3, 2010 (inception) to May 31, 2012, and in the last sentence of the first paragraph states that MNP LLP's opinion, in so far as it relates to the period from inception to May 31, 2012, is based solely on the report of other auditors. We also note that MNP LLP's opinion in the third paragraph of its report only includes the fiscal year ended May 31, 2013. Please note that auditor association with cumulative amounts from inception through the latest balance sheet date is required so long as you are in the development stage. Please request your current auditor to revise the third paragraph of its report to cover the cumulative period from November 3, 2010 (inception) through May 31, 2013. To the extent your current auditor does not assume responsibility for the audit of the entirety of the cumulative amounts from inception, it should retain the reference to the predecessor auditor in the introductory paragraph of the audit report and refer to the report of the other auditor in expressing its opinion in the third paragraph. Additionally, the predecessor auditor's report to which reference is made is required to be included in the filing. As such, we also note the report of your prior auditor, D. Brooks and Associates CPA's P.A., included on page F-3, does not include the period of November 3, 2010 (inception) through May 31, 2012 in the scope of its audit report, which is referenced by your current auditor in its report. To the extent your current auditor will make reference to your prior auditor in its report, please request that your prior auditor revise its report to also cover its responsibility for the cumulative period from November 3, 2010 (inception) through May 31, 2012 in the first and third paragraphs of its audit report. Refer to paragraph 13 of PCAOB AU Section 508 for an example of how to indicate this division of responsibility between your current and former auditors. Also see Rule 2-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief